Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001

Net income	$6,753	$5,078	$13,160	$9,866

Shares:
Weighted average number of shares of common stock outstanding(a)	45,925	47,388	46,037	47,240

Shares assumed issued (less shares assumed purchased for treasury) on stock options(a)	1,230	1,072	1,162	958

Outstanding shares for diluted earnings per share calculation(a)	47,155	48,460	47,199	48,198

Earnings per common share:
Basic	$0.15	$0.11	$0.29	$0.21
Diluted	$0.14	$0.10	$0.28	$0.20

(a)	The number of shares for all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective on June 6, 2002.